SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 24 April 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Interim Management Statement

24 April 2012
_______________________________________________________________________________________________________________________________________________________________________________

Economic Environment

Trading conditions in the first quarter of 2012 remain challenging.   The exporting sectors of the Irish economy are expected to continue to enjoy growth, underpinned by the improved competitiveness of the Irish economy.  Whilst consumer confidence surveys have shown improvements in the first 3 months of 2012, domestic economic indicators remain weak, unemployment remains elevated, and residential property prices do not appear, as yet, to have fully stabilised.   Whilst Ireland has been meeting its commitments under the EU/IMF support programme, there has been some heightened concern in the markets in recent weeks about the economic performance of some other Eurozone countries.

Trading Update

The Group's operating income and net interest margin continue to be adversely impacted by the cost of funding, the carry-over impact of intense deposit competition in the Irish market in the second half of 2011, Exceptional Liability Guarantee "ELG" fees and reductions in earning assets as we de-lever the Group's balance sheet.

Although the economic environment remains difficult with interest rates expected to remain lower for longer, we remain focused on our key priorities and continue to implement initiatives to further strengthen the Group's balance sheet and improve product margins, whilst proactively managing credit risks and our cost base.

Since the start of 2012, the Group has begun the process of reducing deposit pricing in the intensely competitive Irish deposit market.  We are also continuing to re-price our lending portfolios where appropriate, including having notified relevant customers in our UK intermediary mortgage business that the Group's standard variable rate cap will increase by 150 bps during 2012. The Group's participation in the ECB's February 2012 LTRO operations to the extent of €4.8 billion (€1.5 billion of which related to the funding of a net incremental investment in Irish Sovereign / government guaranteed bonds since year end) was primarily focused on increasing the term of existing Monetary Authority funding.  In line with our strategy of prudently disengaging from the ELG scheme, our UK Banking subsidiary announced its withdrawal from the ELG scheme from 1 April 2012 and the total quantum of our funding covered by the ELG scheme has reduced further since the year end.  The benefits of these initiatives are expected to positively impact the Group's net interest margin in the second half of 2012, offset somewhat by further reductions in Euribor / Libor rates since the year end.

Operating costs remain under strict control and the strong cost discipline implemented across the Group continues to deliver cost savings as anticipated.

Asset Quality

Asset quality remains broadly in line with our expectations.  We maintain our expectation that impairment charges will reduce from the elevated levels experienced in 2011, with the pace of reduction dependent on the performance of our Irish residential mortgage book and of commercial real estate markets.  Arrears in our Irish residential mortgage book have continued to increase reflecting the difficult economic environment in Ireland and elevated levels of unemployment.  We are engaging with residential mortgage customers who are in difficulty, and are seeking to provide sustainable mortgage restructures where appropriate and possible, and are continuing to enhance our product range and restructuring solutions.  Given the continued difficult conditions in the Irish economy, our Irish business customers who have a high dependency on the domestic economy continue to face challenges.  Asset quality across our other portfolios has also remained in line with expectations.

Balance Sheet Update

We have made further progress towards our target of €10bn of divestments in our non-core loan portfolios.  During 2011, we announced the divestment of €8.6 billion of loans of which €8.4 billion has now completed with the balance to be competed over the next couple of months.  We have contracted for the divestment of a further €0.9bn of international corporate and residential mortgage loan portfolios (including €0.6bn of residential mortgages to ITL limited, a subsidiary of Coventry Building Society) which are due to complete over the coming months.  Consequently the Group's completed / contracted divestments to date amount to €9.5bn, 95% of our target, at an average discount of 7.6%.

The combined capital impacts of the above remain within the base case discounts assumed as part of the 2011 Prudential Capital Assessment Review ("PCAR") process.  The divestments set out above are expected to have a marginal net positive impact on the Group's Core Tier 1 Capital ratio.  The Bank expects that it will be able to complete the target divestments of €10 billion within the overall base case discount assumptions used as part of the 2011 PCAR. Redemptions and repayments in our other portfolios remain in line with our expectations.

Primarily reflecting the initiatives we have been taking in accordance with our deleveraging plans, the Group's loans and advances to customers have reduced by 3% to €99 billion since 31 December 2011.  Customer deposits at €70 billion are broadly in line with the December 2011 level, having taken account of the seasonal fluctuations in current account balances.  The Group's loan to deposit ratio has improved to 142% compared to 144% at 31 December 2011, with wholesale funding reducing by 2% to €50 billion since December 2011.  The Group's Core Tier 1 ratio has remained in line with the 31 December 2011 level with benefits from Risk Weighted Asset reductions, due to deleveraging, offsetting the impact of the Group's operating loss.

Other Significant Item

On 29 March 2012, the Group, Irish Bank Resolution Corporation Limited ("IBRC") and the State, reached a conditional agreement to conduct a securities repurchase transaction ("Repo") whereby the Group would purchase long term Irish Government Bonds (the "Bonds") from IBRC for a purchase price of approximately €3.06bn in cash.  The Repo would be governed by a Global Master Repurchase Agreement which would incorporate standard market terms including daily cash margining with respect to changes in the value of the Bonds.  The transaction would be financed by the Group, through standard ECB money market operations using the Bonds which are Eurosystem eligible.  All IBRC's payment obligations to the Group with respect to the Repo would be covered by a guarantee from the Minister for Finance of IBRC's exposures for transactions of this nature.  IBRC would have an obligation to repurchase the Bonds for approximately €3.06bn not later than 364 days after the effective date of the transaction.  The transaction is considered to be a related party transaction under the Listing Rules and consequently is subject to independent stockholder approval which would involve the publication of a stockholder circular (containing all relevant details of the transaction) and an Extraordinary General Court to approve the transaction in due course.

Ends

For further information please contact:

Bank of Ireland
Andrew Keating  Group Chief Financial Officer                     +353 (0)766 23 5141
Tony Joyce          Head of Group Investor Relations              +353 (0)766 23 4729
Dan Loughrey     Head of Group Communications                 +353 (0)766 23 4770

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as ''may,'' ''could,'' ''should,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''assume,'' ''believe,'' ''plan,'' ''seek,'' ''continue,'' ''target,'' ''goal,'' ''would'', or their negative variations or similar expressions identify forward looking statements. Examples of forward looking statements include among others, statements regarding the Group's loan to deposit ratios, expected Impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, discussions with Irish, UK, European and other regulators and plans and objectives for future operations.

Such forward looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, the following: concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group; general economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; the effects of the 2011 PCAR, the 2012 PCAR, the 2011 PLAR and the deleveraging reviews conducted by the Central Bank; property market conditions in Ireland and the UK; the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk; the implementation of the Irish Government's austerity measures relating to the financial support package from the EU / IMF; the availability of customer deposits to fund the Group's loan portfolio; the outcome of the Group's participation in the ELG Scheme; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible increases in the level of such stockholding; the impact of further downgrades in the Group's and the Irish Government's credit rating; changes in the Irish banking system; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish Government; the outcome of any legal claims brought against the Group by third parties; development and implementation of the Group's strategy, including the Group's deleveraging plan, competition for customer deposits and the Group's ability to achieve estimated net interest margins and cost reductions; and the Group's ability to address information technology issues.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 24 April 2012